Statement of Financial Position

	As of November 30,	
	2022	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	20,317.29	123,931.06
Accounts Receivable	175.00	220.16
Total Current Assets	20,492.29	124,573.71
TOTAL ASSETS	20,492.29	124,573.71
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Card Payables	5,754.34	12,007.23
Total Current Liabilities	5,754.34	12,007.23
TOTAL LIABILITIES	5,754.34	12,007.23
EQUITY		
Preferred Stock	25.00	25.00
Additional Paid In Capital	499,975.00	499,975.00
Wefunder Raise		251,495.71
Capital Investments		125,000.00
Accumulated Deficit	(486,786.75)	(486,786.75)
Total Equity	14,737.95	112,566.48
TOTAL LIABILITIES AND EQUITY	20,492.29	124,573.71

Statement of Operations

	Year Ended November 30,	
	2,022.00	**2,023.00**
Premium Subscription Revenue	135,893.30	91,092.08
Ad Sales	47,320.05	9,681.97
Other Income	1.24	6,071.81
Gross Profit	183,214.59	106,845.86
Operating Expenses		
Advertising and Marketing	20,527.62	71,657.20
Tech Development	2,731.28	54,210.45
General and Administrative	192,863.49	256,065.79
Total Operating Expenses	216,122.39	381,933.44
Operating Income (loss)	(32,907.80)	(275,087.58)
Provision for Income Tax		
Net Income (loss)	(32,907.80)	(275,087.58)

Statement of Cash Flows		
	Year Ended November 30,	
	2022	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(32,907.80)	(275,087.58)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(519.29)	
Accounts Receivable	(175.00)	(45.16)
Credit Card	(1,154.33)	6,252.89
Net Cash provided by (used in) Operating Activities	(34,756.42)	(268,879.85)
FINANCING ACTIVITIES		
Capital Investments		125,000.00
Wefunder Raise		251,495.71
Opening Balance Equity		(3,579.60)
Net Cash provided by (used in) Financing Activities		372,916.11
Cash at the beginning of period	54,651.22	19,894.80
Net Cash increase (decrease) for period	(34,756.42)	104,036.26
Cash at end of period	19,894.80	123,931.06

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				Total
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 11/30/2021						(449,682.00)	50,318.00
Common Stock	1,466,700.00						
Preferred Stock			250,000.00	25.00	499,975.00		
Additional Paid in Capital							
Net Income (Loss)						(32,907.80)	(32,907.80)
Ending Balance 11/30/2022						(482,589.80)	14,737.95
Common Stock	1,466,700.00						
Preferred Stock			250,000.00	25.00	499,975.00		
Additional Paid in Capital					376,495.71		
Net Income (Loss)						(275,087.58)	(275,087.58)
Ending Balance 11/30/2023	1,466,700.00		250,000.00	25.00	876,470.71	(757,677.38)	112,566.48

TFS, Inc
Notes to the Unaudited Financial Statements
November 30th, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

TFS, Inc ("The Flip Side") was founded in Delaware on December 19, 2017. The Company produces a daily email digest of commentary from across the political spectrum. The Company earns revenue through the sale of premium subscriptions and advertisements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on November 30th. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a premium subscription service to readers of their daily email digest. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied which are on a month-to-month basis.

The Company also generates revenues by displaying ads to users of their services. The Company's primary performance obligation is the display of ads and recognizes revenues when an ad is displayed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The company has designated a maximum of 783,300 of the authorized but unissued or reacquired shares of Common Stock of the Company ("Shares") to be issued in accordance with their 2020 Stock Plan.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The company currently has no debt.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 1,466,700 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 400,000 of Series Seed Convertible Preferred shares with a par value of $0.0001 per share. 250,000 shares were issued and outstanding as of 2020 and 2021.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted. Dividends: The holders of the Series Seed Convertible Preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of November 30, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in a change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed Convertible Preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30th, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2024, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses for the years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.